Exhibit 23.4

                        CONSENT OF FINANCIAL ADVISOR

We consent to the use of our fairness opinion letter dated April 11, 2006 forming a part of the Registration Statement on Form S-4 filed by Farmers Capital Bank Corporation, Frankfort, Kentucky, in connection with the proposed merger of Farmers Capital Bank Corporation and Citizens National Bancshares, Inc., Nicholasville, Kentucky, to be included in such Prospectus/Proxy Statement, subject to the issuance of such opinion by us. We further consent to the references to our fairness opinion letter and the analysis conducted by us and the use of our name in such Proxy Statement/Prospectus in conjunction therewith.


/s/ Professional Bank Services, Inc.


PROFESSIONAL BANK SERVICES, INC.
Louisville, Kentucky
June 16, 2006